Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 132-III dated August 1, 2008	Term Sheet to Product Supplement No. 132-III Registration Statement No. 333-130051 Dated August 1, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index due August 9, 2010

General

  The notes are designed for investors who seek to participate in the appreciation of the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index as described below. Investors should be willing to forgo interest payments and, if the Ending Underlying Value declines from the Initial Underlying Value by more than 5.50%*, be willing to lose up to 94.50%* of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 9, 2010†.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about August 4, 2008†† and are expected to settle on or about August 7, 2008.

Key Terms

Underlying:	JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index (the “Core Commodity-IGAR Conditional Long-Short” or the “Underlying”).
Payment at Maturity:

Payment at maturity will reflect the performance of the Underlying plus the Additional Amount. The principal amount of your notes will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value, provided that your final payment at maturity will not be less than the Additional Amount. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:

$1,000 x (1 + Underlying Return) + Additional Amount provided that your final payment at maturity will not be less than the Additional Amount.
You may lose some or all of your investment (other than the Additional Amount) if the Ending Underlying Value declines from the Initial Underlying Value.
Additional Amount:	At least $55* for each $1,000 principal amount note. * The actual Additional Amount will be set on the pricing date and will not be less than $55 for each $1,000 principal amount note.
Underlying Return:	Ending Underlying Value — Initial Underlying Value Initial Underlying Value
Initial Underlying Value:	The arithmetic average of the Underlying closing values on the five Initial Averaging Dates.
Ending Underlying Value:	The arithmetic average of the Underlying closing values on the five Ending Averaging Dates.
Initial Averaging Dates†:	August 8, 2008, August 15, 2008, August 22, 2008, August 29, 2008, and September 5, 2008
Ending Averaging Dates†:	July 19, 2010, July 20, 2010, July 21, 2010, July 22, 2010, and July 23, 2010
Maturity Date†:	August 9, 2010
CUSIP:	48123LJF2
†

Subject to postponement in the event of a market disruption event as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 132-III, or early acceleration in the event of a hedging disruption event as described under “General Terms of the Notes — Consequences of a Hedging Disruption Event” in the accompanying product supplement no. 132-III and in “Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes” in this term sheet.

††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Capital Gains Tax Treatment.”

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 132-III and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. In no event will that commission, which will include structuring and development fees, exceed $35.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-39 of the accompanying product supplement no. 132-III.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 1, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 132-III dated August 1, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 132-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 132-III dated August 1, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003871/e32485_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 132-III and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Core Commodity-IGAR Conditional Long-Short?

The following table illustrates the hypothetical payments at maturity for each $1,000 principal amount note. The hypothetical payments at maturity set forth below assume an Initial Underlying Value of 140 and an Additional Amount of $55 for each $1,000 principal amount note. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Value	Underlying Return	$1,000 x (1 + Underlying Return)		Additional Amount		Payment at Maturity

252.00	80.00%	$1,800	+	$55	=	$1,855
238.00	70.00%	$1,700	+	$55	=	$1,755
224.00	60.00%	$1,600	+	$55	=	$1,655
210.00	50.00%	$1,500	+	$55	=	$1,555
196.00	40.00%	$1,400	+	$55	=	$1,455
182.00	30.00%	$1,300	+	$55	=	$1,355
168.00	20.00%	$1,200	+	$55	=	$1,255
154.00	10.00%	$1,100	+	$55	=	$1,155
147.00	5.00%	$1,050	+	$55	=	$1,105
140.00	0.00%	$1,000	+	$55	=	$1,055
126.00	-10.00%	$900	+	$55	=	$955
112.00	-20.00%	$800	+	$55	=	$855
98.00	-30.00%	$700	+	$55	=	$755
84.00	-40.00%	$600	+	$55	=	$655
70.00	-50.00%	$500	+	$55	=	$555
56.00	-60.00%	$400	+	$55	=	$455
42.00	-70.00%	$300	+	$55	=	$355
28.00	-80.00%	$200	+	$55	=	$255
14.00	-90.00%	$100	+	$55	=	$155
0	-100.00%	$0	+	$55	=	$55

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The Ending Underlying Value increases from the Initial Underlying Value of 140 to an Ending Underlying Value of 147. Because the Ending Underlying Value of 147 is greater than the Initial Underlying Value of 140, the investor receives a payment at maturity of $1,105 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + 5%) + $55 = $1,105

Example 2: The Ending Underlying Value decreases from the Initial Underlying Value of 140 to an Ending Underlying Value of 112. Because the Ending Underlying Value of 112 is less than the Initial Underlying Value of 140, the investor receives a payment at maturity of $855 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + -20%) + $55 = $855

Example 3: The Ending Underlying Value decreases from the Initial Underlying Value of 140 to an Ending Underlying Value of 0. Because the Ending Underlying Value of 0 is less than the Initial Underlying Value of 140, the investor receives a payment at maturity of $55 per $1,000 principal amount note, which reflects the Additional Amount, calculated as follows:

$1,000 x (1 + -100%) + $55 = $55

JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index

The JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index (the “Core Commodity-IGAR Conditional Long-Short” or the “Underlying”).

The Core Commodity-IGAR Conditional Long-Short was developed and is maintained by J.P. Morgan Securities Ltd. to implement a momentum-based algorithmic strategy for commodity allocations. The Core Commodity-IGAR Conditional Long-Short references the value of a synthetic portfolio selected from a limited universe of commodity constituents, each of which is a component of the S&P GSCITM Index (“S&P GSCITM”) and is intended to serve as a benchmark value for a particular commodity.

Historical performance data for each constituent is run through the Core Commodity-IGAR Conditional Long-Short algorithms on a monthly basis. The algorithms test each constituent’s performance and consistency. The performance algorithm tests the year-over-year performance for each constituent, and the consistency tests filter out constituents that have not demonstrated consistent positive monthly performance over a one-year period, attributing greater weight to more recent monthly periods.

If on any monthly rebalancing date, the year-over-year performance of an equally weighted basket of the referenced universe of certain S&P GSCITM constituents is a) positive and b) consistently positive, the short leg of the Core Commodity-IGAR Conditional Long-Short will be de-activated.

Up to seven constituents that are ranked with the strongest positive performance and successfully pass the consistency test are assigned a conditional long-short target weight of one-seventh (1/7) in the synthetic portfolio until the next monthly rebalancing. The weighting of one-seventh will apply to each of the strongest constituents even if their number is less than seven. If the short leg of the Core Commodity-IGAR Conditional Long-Short is not de-activated, up to seven constituents that are ranked with the weakest negative performance and successfully pass the conditional short consistency test are assigned a conditional long-short target weight of minus one-seventh (-1/7) in the synthetic portfolio until the next monthly rebalancing. The remaining constituents are assigned a weight of zero percent (0%).

The value of the Core Commodity-IGAR Conditional Long-Short is the value of the synthetic portfolio, less a deemed calculation agency fee deducted daily at an annual rate of 0.96%.

The value of the Core Commodity-IGAR Conditional Long-Short is published each trading day under the Bloomberg ticker symbol “CMDUYCER”.

Selected Purchase Considerations

  INVESTMENT EXPOSURE TO THE CORE COMMODITY-IGAR CONDITIONAL LONG-SHORT — The notes provide the opportunity to participate in the appreciation of the Core Commodity-IGAR Conditional Long-Short and enhance returns by providing an additional payment of at least $55* for each $1,000 principal amount note at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  * The actual Additional Amount will be set on the pricing date and will not be less than $55 for each $1,000 principal amount note.
  RETURN LINKED TO DYNAMIC BASKET OF SUB-INDICES REPRESENTING CERTAIN SUB-ASSET CLASSES OF THE GLOBAL COMMODITY MARKET — The return on the notes is linked to the performance of the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index. The Core Commodity-IGAR Conditional Long-Short references the value of a synthetic portfolio drawn from certain constituents of the S&P GSCITM using an investment strategy that is generally known as momentum investing. The rebalancing method therefore seeks to capitalize on positive or negative trends in the U.S. dollar level of the constituents on the assumption that if particular constituents performed well in the past, they will continue to perform well in the future. See “The JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index” in the accompanying product supplement no. 132-III.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 132-III. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 132-III and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	TS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in S&P GSCITM constituents, in any of the commodities whose futures contracts determine the levels of S&P GSCITM constituents or the constituents of the Core Commodity-IGAR Conditional Long-Short, or in any contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 132-III.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal (other than the Additional Amount). The return on the notes is linked to the performance of the Underlying, and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value, provided that the final payment at maturity will not be less than zero, and that in all cases you will receive the Additional Amount at maturity.
  MINIMAL PROTECTION AGAINST LOSS — If the Underlying Return is negative, at maturity, you will likely receive less than the principal amount of your investment. For each 1% that the Ending Underlying Value declines relative to the Initial Underlying Value, you will lose 1% of your investment in the notes, although in all cases you will receive the Additional Amount at maturity.
  THE INITIAL UNDERLYING VALUE WILL BE DETERMINED AFTER THE PRICING DATE OF THE NOTES — The Initial Index Level will be determined based on the arithmetic average of the Underlying closing values on the five Initial Averaging Dates. However, all of the five Initial Averaging Dates will occur following the pricing date of the notes; as a result, the Initial Underlying Value will not be determined, and you will therefore not know the Initial Underlying Value, until after the pricing date. Any increase in the Underlying closing values on the Initial Averaging Dates (relative to the Underlying closing values before the pricing date) may establish a higher level that the Underlying must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity.
  INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the constituents included from time to time in the Core Commodity-IGAR Conditional Long-Short, and thus the value of your notes, in unpredictable or unanticipated ways. The Core Commodity-IGAR Conditional Long-Short provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the constituents of the Core Commodity-IGAR Conditional Long-Short are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Core- Commodity-IGAR Conditional Long -Short. The United States Congress is currently considering legislation that might, if enacted, subject certain market participants to limits on their ability to participate in the commodity futures markets. Such restrictions may result in the Index Calculation Agent exercising its discretionary right under the Rules for the Core Commodity-IGAR Conditional Long-Short to exclude or substitute constituents of the Core Commodity-IGAR Conditional Long-Short, which may, in turn, have a negative effect on the level of the Core Commodity-IGAR Conditional Long-Short and your payment, if any, at maturity. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we will have the right, but not the obligation to accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of the Notes — Consequences of a Hedging Disruption Event” in the accompanying product supplement no. 132-III for more information.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE CORE COMMODITY-IGAR CONDITIONAL LONG-SHORT’S MOMENTUM INVESTMENT STRATEGY — The Core Commodity-IGAR Conditional Long-Short employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive and negative market price trends based on the supposition that consistent positive and negative market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. The Core Commodity-IGAR Conditional Long-Short strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike, or has experienced price increases, but after which experiences a sudden price decline. Further, the rules of the Core Commodity-IGAR Conditional Long-Short limit exposure to rapidly appreciating or depreciating constituents. This is because the Core Commodity-IGAR Conditional Long-Short rebalances its exposure to constituents each month so that the exposure to any one constituent does not exceed one-seventh of the total long or short synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating or depreciating constituent. Because the rules of the Core Commodity-IGAR Conditional Long-Short limit the synthetic portfolio to holding only to constituents that have shown consistent positive or negative price appreciation, the synthetic portfolio may experience periods where it holds few or no constituents, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies, or to be able to capture gains from other appreciating or depreciating assets in the market that are not included in the universe of constituents.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	TS-3

  OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMPONENTS OF THE S&P GSCITM / CONSTITUENTS OF THE CORE COMMODITY-IGAR CONDITIONAL LONG-SHORT OR COMMODITIES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held or sold short the commodity contracts replicating the constituents of the Core Commodity-IGAR Conditional Long-Short. The Commodity-IGAR Long-Short synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or interests in the constituents. Furthermore, the Core Commodity-IGAR Conditional Long-Short synthetic portfolio is subject to monthly rebalancing and the assessment of a monthly index calculation fee that will reduce its value relative to the value of the constituents.
  THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY DUE TO THE USE OF LEVERAGE — The Core Commodity-IGAR Conditional Long-Short employs a technique generally known as “long-short” strategy. As part of this strategy, if the short leg of the Core Commodity-IGAR Conditional Long-Short is not de-activated, the sum of the absolute values of the conditional long-short target weights may be greater than 1 and, consequently, the Core Commodity-IGAR Conditional Long-Short may include leverage. Where the synthetic portfolio is leveraged, any price movements in the commodity contracts replicating the constituents may result in greater changes in the value of the Core Commodity-IGAR Conditional Long-Short than if leverage was not used, which in turn could cause you to receive a lower payment at maturity than you would otherwise receive.
  BECAUSE THE CORE COMMODITY-IGAR CONDITIONAL LONG-SHORT MAY INCLUDE NOTIONAL SHORT POSITIONS, THE CORE COMMODITY-IGAR CONDITIONAL LONG-SHORT MAY BE SUBJECT TO ADDITIONAL RISKS — The Core Commodity-IGAR Conditional Long-Short employs a technique generally known as “long-short” strategy. This means the Core Commodity-IGAR Conditional Long-Short could include a number of notional long positions and a number of notional short positions. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. Although the minimum payment at maturity is $55 for each $1,000 principal amount note, it is possible that any notional short position included in the Core Commodity-IGAR Conditional Long-Short may appreciate substantially with an adverse impact on the Core Commodity-IGAR Conditional Long-Short value and your notes.
  THE CORE COMMODITY-IGAR CONDITIONAL LONG-SHORT LACKS AN OPERATING HISTORY — The Core Commodity-IGAR Conditional Long-Short was established on April 15, 2008, and therefore lacks historical performance. Back-testing or similar analysis in respect of the Core Commodity-IGAR Conditional Long-Short must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining the Core Commodity-IGAR Conditional Long-Short values.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. J.P. Morgan Securities Inc., which we refer to as JPMSI, intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Index Calculation Agent — the entity that calculates the Core Commodity-IGAR Conditional Long-Short values — and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Index Calculation Agent, the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Underlying closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility in the Underlying and its constituents;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts that compose the constituents are based;
    interest and yield rates in the market generally;
    economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the constituents or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituents; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Capital Gains Tax Treatment” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	TS-4

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Underlying based on the hypothetical back-tested daily Underlying closing values from January 1, 1991 through April 14, 2008, and the historical performance of the Underlying based on the daily Underlying closing values from April 15, 2008 through July 25, 2008. The Underlying was established on April 15, 2008. The Underlying closing value on July 31, 2008 was 135.4474. We obtained the Underlying closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Underlying closing value on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment in excess of the Additional Amount of $55 per $1,000 principal amount note. The actual Additional Amount will be set on the pricing date and will not be less than $55 for each $1,000 principal amount note. The data for the hypothetical back-tested performance of Core Commodity-IGAR Conditional Long-Short set forth in the following graph was calculated on materially the same basis on which the performance of the Core Commodity-IGAR Conditional Long-Short is now calculated, but the number of S&P GSCITM constituents, and thus the universe of potential constituents, has changed over time. For example, in January 1991, there were only 17 S&P GSCITM components. There are currently 24 S&P GSCITM components, of which 14 S&P GSCITM components are eligible as potential components of the Core Commodity-IGAR Conditional Long-Short. Hypothetical daily performance data for the Commodity-IGAR Conditional Long-Short is net of index calculation costs of 0.96% per annum.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	TS-5